EXHIBIT 12

Intercontinental Exchange, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions, except ratio)
Determination of earnings:
Pre-tax income from continuing operations before income from equity investee, income tax expense and non-controlling interest	$2,004	$1,648	$1,382	$504	$790
Add: Fixed charges	178	97	96	56	39
Less: Income attributable to non-controlling interests	(27)	(21)	(35)	(16)	(10)
Pre-tax earnings before fixed charges	$2,155	$1,724	$1,443	$544	$819
Fixed charges:
Interest expense on outstanding debt	$157	$81	$80	$41	$25
Interest expense on line of credit	5	4	6	3	5
Amortization of debt issuance costs	10	7	7	8	4
Other	6	5	3	4	5
Total fixed charges	$178	$97	$96	$56	$39
Ratio of earnings to fixed charges	12.1	17.8	15.0	9.7	21.0